United States securities and exchange commission logo





                             May 17, 2023

       Sylvia Cheung
       Chief Financial Officer
       Oculis Holding AG
       One Gateway Center
       300 Washington Street, Suite 405
       Newton, MA 02458

                                                        Re: Oculis Holding AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 10,
2023
                                                            CIK No. 0001953530

       Dear Sylvia Cheung:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences